09056730

UNITED STATES
[redacted]URITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

NUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 44325

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2008 (MM/DD/YY) AND ENDING 12/31/2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

SUSQUEHANNA FINANCIAL GROUP, LLLP

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

401 CITY LINE AVENUE SUITE #220
(No. and Street)

BALA CYNWYD (City) PA (State) 19004 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

BRIAN SULLIVAN 610-617-2635
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name - *if individual, state last, first, middle name*)

1185 Avenue of the Americas, (Address) New York (City) NY (State) 10036 (Zip Code)

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CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

MAR 02 2009

Washington, DC
111

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, BRIAN SULLIVAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SUSQUEHANNA FINANCIAL GROUP, LLLP, as of DECEMBER 31, 2008 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

TREASURER

Title

2/19/09

Notary Public

COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
ANNA DiSANTO-MATZIK, Notary Public
Lower Merion Twp., Montgomery County
My Commission Expires April 21, 2010

This report ** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

McGladrey & Pullen
Certified Public Accountants

Independent Auditor's Report

To the Partners
Susquehanna Financial Group, LLLP
Bala Cynwyd, Pennsylvania

We have audited the accompanying statement of financial condition of Susquehanna Financial Group, LLLP (the "Company") as of December 31, 2008. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Susquehanna Financial Group, LLLP as of December 31, 2008 in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

New York, New York
February 23, 2009

McGladrey & Pullen, LLP is a member firm of RSM International –
an affiliation of separate and independent legal entities.

Susquehanna Financial Group, LLLP
(a limited liability limited partnership)

Statement of Financial Condition
(dollars in thousands)
December 31, 2008

ASSETS		
Cash	$	27
Receivable from clearing brokers		128,654
Securities owned - at fair value		15,453
Securities borrowed		1,389
Commission receivable		13,638
Receivable from affiliates		39
Investment in securities - at cost		25
Furniture and equipment (net of accumulated depreciation of $3,297)		2,955
Other assets		166
Total assets		162,346
LIABILITIES AND PARTNERS' CAPITAL		
Securities sold, not yet purchased - at fair value		10,665
Securities loaned		2,492
Accrued trading payables		120
Payable to affiliates		16,039
Accrued compensation		43,261
Accrued expenses and other liabilities		3,891
Total liabilities		76,468
Partners' capital		85,878
Total liabilities and partners' capital	$	162,346

See Notes to Statement of Financial Condition.

Susquehanna Financial Group, LLLP
(a limited liability limited partnership)

Notes to Statement of Financial Condition
(dollars in thousands)

Note 1. Organization

Susquehanna Financial Group, LLLP (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is registered with the Financial Industry Regulatory Authority ("FINRA"). The Company generally acts as an introducing broker and trades for its own account as a market-maker on the Nasdaq stock exchange. The Company is owned 99.9% by Susquehanna International Group, LLP ("SIG") and 0.1% by SFG Partner, LLC.

Note 2. Significant Accounting Policies

This statement of financial condition has been prepared in conformity with accounting principles generally accepted in the United States of America which require the use of estimates by management.

The Company records transactions in securities and options on a trade-date basis.

No provision for federal or state income taxes has been made as the Company is not subject to those income taxes. The Company's income or loss is reportable by SIG on its tax returns. Provisions for certain local taxes are computed by SIG and allocated to the Company, when applicable. The Company is subject to certain local taxes directly.

In June 2006, the Financial Accounting Standards Board (the "FASB") issued FASB Interpretation No. 48 ("FIN 48"), *Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109*. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB Statement No. 109, *Accounting for Income Taxes*. FIN 48 prescribes a comprehensive model for recognizing, measuring, presenting and disclosing in the financial statements tax positions taken or expected to be taken on a tax return. If there are changes in net assets as a result of application of FIN 48, these will be accounted for as an adjustment to the opening balance of Partners' capital. Additional disclosures about the amounts of such liabilities will be required also. In December 2008, the FASB delayed the effective date of FIN 48, for certain nonpublic enterprises to annual financial statements for fiscal years beginning after December 15, 2008. The Company will be required to adopt FIN 48 in its 2009 annual financial statements. Management has not assessed the impact of FIN 48 on its financial position and results of operations and has not determined if the adoption of FIN 48 will have a material effect on its financial statements.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, *Fair Value Measurements* ("SFAS No. 157"). This standard clarifies the definition of fair value financial reporting, establishes a framework for measuring fair value and requires additional disclosures about the use of fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The Company adopted SFAS No. 157 as required on January 1, 2008. SFAS No. 157 establishes a fair value hierarchy and specifies that a valuation technique used to measure fair value shall maximize the use of observable inputs and minimize the use of unobservable inputs. The objective of a fair value measurement is to determine the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). Accordingly, the fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy under SFAS No. 157 are described below:

Note 2. Significant Accounting Policies (Continued)

- Level 1 - Unadjusted quoted prices in active markets for identical, unrestricted assets or liabilities that the Company has the ability to access at the measurement date;

- Level 2 - Quoted prices which are not active, or inputs that are observable (either directly or indirectly) for substantially the full term of the asset or liability; and

- Level 3 - Prices, inputs or exotic modeling techniques which are both significant to the fair value measurement and unobservable (supported by little or no market activity).

As required by SFAS No. 157, investments are classified within the level of the lowest significant input considered in determining fair value. Investments classified within Level 3 whose fair value measurement considers several inputs may include Level 1 or Level 2 inputs as components of the overall fair value measurement.

The table that follows sets forth information about the level within the SFAS No. 157 fair value hierarchy at which the Company's investments are measured at December 31, 2008.

Assets Measured at Fair Value:

	Securities Owned
Level 1	$ 15,453

Liabilities Measured at Fair Value:

	Securities Sold, Not Yet Purchased
Level 1	$ 10,665

(dollars in thousands)

Note 3. Securities Owned and Securities Sold, Not Yet Purchased

Securities owned and securities sold, not yet purchased, are summarized as follows:

	Securities Owned	Securities Sold, Not Yet Purchased
Equity Securities	$ 6,086	$ 6,459
Options	9,367	4,206
Total	$ 15,453	$ 10,665

Securities owned or securities sold, not yet purchased, traded on a national securities exchange are valued at the last reported sales price on December 31, 2008. Options owned or options sold, not yet purchased, are valued at the mean between the last bid and the last ask prices on December 31, 2008.

Subsequent market fluctuations may require purchasing the securities sold, not yet purchased, at prices that differ from the fair value reflected in the statement of financial condition.

Note 4. Stock Borrowed and Stock Loaned

Securities borrowed and securities loaned are recorded based upon the amount of cash collateral advanced or received. Securities borrowed transactions require the Company to deposit cash with the lender. With respect to securities loaned, the Company receives collateral in the form of cash.

The amount of collateral required to be deposited for securities borrowed, or received for securities loaned, is an amount generally in excess of market value of the applicable securities borrowed or loaned. The Company monitors the market value of securities borrowed and loaned, with additional collateral obtained, or excess collateral retrieved, when deemed appropriate.

Note 5. Receivable from Clearing Broker and Concentration of Credit Risk

The clearing and depository operations for the Company's security transactions are provided by Merrill Lynch Professional Clearing Corp. and JPMorgan Chase & Co.

At December 31, 2008, substantially all of the securities owned and securities sold, not yet purchased, and the amount receivable from the clearing brokers reflected in the statement of financial condition are security positions with and amounts due from these clearing brokers. Investments in securities and securities sold, not yet purchased, are subject to margin requirements.

The Company has agreed to indemnify Merrill Lynch Professional Clearing Corp. for losses that it may sustain from the customer accounts introduced by the Company. As of December 31, 2008, there were no unsecured amounts owed to the clearing broker by these customers.

(dollars in thousands)

Note 6. Net Capital Requirement

The Company is a registered broker-dealer with FINRA, and is subject to the SEC's Uniform Net Capital Rule 15c3-1. The Company computes its net capital under the basic method, which requires it to maintain minimum net capital, as defined, of the greater of $100 or 6-2/3% of aggregate indebtedness. Net capital changes from day to day, but as of December 31, 2008, the Company had net capital of $74,668 which exceeded its requirement of $4,220 by $70,448.

Note 7. Related Party Transactions

The Company is affiliated through common ownership with Susquehanna Business Development, Inc., Susquehanna Financial Group Asia, LTD, Global Execution Brokers, LP and Waves Licensing, LLC.

SIG acts as a common payment agent for the Company and various affiliates for all direct and indirect operating expenses. The Company pays a monthly management fee for the indirect costs based on allocations determined at SIG's discretion. Included in the payable to affiliate is $6,922 relating to these operating costs.

Susquehanna Business Development, Inc. performs marketing services for the Company. The payable to this affiliate for these services is $423 as of December 31, 2008.

Susquehanna Financial Group Asia LTD provides certain management services to the Company. The payable to this affiliate for these services is $1,078 as of December 31, 2008.

Included in payable to affiliates are commissions payable amounting to approximately $103.

Because of their short-term nature, the fair values of the payables to affiliates approximate their carrying amounts.

The Company has an execution services agreement with Global Execution Brokers, LP. Under this agreement, Global Execution Brokers, LP executes orders for the Company on various exchanges for which the Company pays a monthly fee of $500, or such other amount as agreed upon by the Company and Global Execution Brokers, LP. No payable exists as of December 31, 2008.

The Company has a licensing agreement with Waves Licensing, LLC. The agreement allows the Company to utilize Waves Licensing, LLC's intellectual property and research and development, of which Waves Licensing, LLC is the exclusive owner. As consideration for the license, the Company pays an annual licensing fee equal to 9.5% of the Company's net trading profits, if any, as defined in the licensing agreement. Included in payable to affiliates is $7,024 as of December 31, 2008.

Guaranteed payments in 2008 are determined based on certain contributed Partners' capital.

Included in other assets is a nonvoting interest in Merrill Lynch Professional Clearing Corp. through which the Company clears proprietary transactions.

The Company and various other entities operate under common ownership and control. As a result, management can exercise its discretion when determining which entity will engage in new business activities and/or trade new products. Therefore, the financial position and operating results presented herein may not necessarily be indicative of those which would be obtained had these entities operated autonomously.

(dollars in thousands)

Note 8. Commitments

The Company is obligated under noncancelable leases for office space expiring through April 2013. These leases contain provisions for escalations based on certain costs incurred by the lessor. The future aggregate minimum rentals under these leases are as follows:

Year ending December 31,	
2009	$ 1,266
2010	618
2011	418
2012	418
2013	139
	$ 2,859

Note 9. Derivative Financial Instruments

The Company's activities include the purchase and sale of equity options traded on national securities exchanges having various expiration dates. The Company also engages in the trading of equity and index options that are not traded on national securities exchanges. Equity and index options give the holder the right to purchase or sell securities at a specific price until a specified expiration date. These financial instruments are used for trading purposes and for managing risk associated with the portfolio of investments. The writing of options involves elements of market risk in excess of the amount recognized on the statement of financial condition. Risk arises in options that are not traded on national securities exchanges from potential counterparty nonperformance under the terms of the agreements. Credit risk associated with these equity options is limited to amounts recorded as assets on the statement of financial condition. The Company generally attempts to limit its risk by holding offsetting security or option positions.

Note 10. Subsequent Event

Subsequent to December 31, 2008, a Partner made capital withdrawals of $17,500.

Susquehanna Financial Group, LLLP

(a limited liability limited partnership)

Statement of Financial Condition

December 31, 2008

Susquehanna Financial Group, LLLP

(a limited liability partnership)

Independent Auditor's Supplementary Report on Internal Control

December 31, 2008

McGladrey & Pullen

Certified Public Accountants

Independent Auditor's Supplementary Report on Internal Control

To the Partners
Susquehanna Financial Group, LLLP
Bala Cynwyd, Pennsylvania

In planning and performing our audit of the financial statements of Susquehanna Financial Group, LLLP (the "Company") as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the Financial Industry Regulatory Authority and any other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

McGladrey & Pullen, LLP

New York, New York
February 23, 2009